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                                                              January 23, 2006


VIA EDGAR AND OVERNIGHT MAIL
----------------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Alan Morris, Esq.

         RE: NATIONAL HEALTH PARTNERS, INC. AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM SB-2, REGISTRATION NO. 333 - 126315
                  --------------------------------------------------------------
Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to Amendment No. 5 to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on January 17, 2006. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on January 20, 2006.

         In connection with the filing of Amendment No. 6 to the Registration Statement on Form SB-2 on the date hereof, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please also note that the company previously submitted a revised application for confidential treatment to the Office of the Secretary of the SEC concurrently with the filing of Amendment No. 3 to the Registration Statement on Form SB-2 for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to the Registration Statement on Form SB-2.



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Securities and Exchange Commission
January 23, 2006
Page 2


Exhibits

1. Refer to prior comment 5 and your response. The legality opinion must be valid as of the date of effectiveness. It may not contain any qualifiers for prior periods or events. If you choose to retain the updating disclaimer in the final paragraph then you must file an opinion dated as of the effectiveness date.

         The company has filed a revised legality opinion with the registration statement that does not contain any qualifiers for prior periods or events.

Interim Financial Statements, page F-23

Note 1.  Basis of Financial Statement Presentation, page F-28

         Please refer to prior comment 6 from our January 12, 2006 letter. We note that the company has a limited operating history to use when estimating the expected period of performance. Even though you have a limited operating history, you would still need to use the longer of the contractual term of the arrangement or the expected period of performance under SAB Topic 13.A.3.f. That is, there is not an exception to the period of amortization for companies with shorter operating histories. We also note that the company does have retention information for its customers per page 24. We also note that your costs of obtaining new members typically exceed the revenue you generate during the first four to six weeks. As a result, it appears that you expect customers to maintain their membership for longer periods than the contractual term of one month. You may also have external industry data or internal budgets or business plans that include estimates of the expected period of performance. As such, you should ensure that your revenue recognition policy complies with SAB Topic 13 and, if material, restate your financial statements.

         The company and its independent accountants have reviewed SAB Topic 13 and believe that any difference between the amount of revenue recognized under the company's revenue recognition policy and SAB Topic 13 for the 9 months ended September 30, 2005 is not material. The company has revised the disclosure under "MD&A - Critical Accounting Policies - Revenue Recognition" and Note 1.b. to the company's interim financial statements for the 9 months ended September 30, 2005 accordingly. The company and its independent accountant will reevaluate the company's revenue recognition policy and SAB Topic 13 during the course of the preparation of the company's audited financial statements for the year ended December 31, 2005.



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Securities and Exchange Commission
January 23, 2006
Page 3


Item 28 - Undertakings, page II-11

3. Please revise to include all applicable undertakings required by Reg. S-B Item 512(a) without deviation from or modification of the required language.

         The company has revised this section as requested.


                                    * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.

                                              Very truly yours,

                                              /s/  Alex Soufflas
                                              -------------------------------
                                              Alex Soufflas
                                              General Counsel

cc:      Thomas A. Jones
         Thomas Dyer
         Kate Tillan